Vedior

Board of Management

03 MAY 12 AM 7:21

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225


03022104

Amsterdam, 6 February 2003

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Jelle Miedema
Company Secretary

dlw 6/3

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, the Netherlands

Vedior NV announces results for Q1 2003

For release at 7.00am on 2 May 2003

Tony Martin, Chairman of the Board of Management of Vedior, said: *"The trends we experienced in the latter part of 2002 have carried through into 2003. The additional cost control initiatives implemented last year continue to produce savings while our infrastructure is being maintained to benefit from any improvement in market conditions.*

Vedior's healthcare, education, engineering and legal brands go from strength to strength and, in the current environment, demonstrate the validity of the Group's focus on less cyclical specialist sectors as well as our the geographic diversity of our business."

HIGHLIGHTS FOR THE FIRST QUARTER

- **Sales of €1,379 million in 2003 (2002: €1,471 million)**
- **Operating income* of €32 million in 2003 (2002: €33 million)**
- **Net income per share* at €0.06 (2002: €0.07), ahead of consensus estimates**
- **Currency fluctuations decreased sales by 4% and operating income by 7%**
- **SG&A costs reduced by 9% compared to the same quarter in 2002.**
- **Improved profitability in the UK, US, Belgium, Spain, Australia, Canada, Germany and Argentina**
- **Net debt reduced to €636 million**
- **Expansion continues with investments in UK outplacement and financial staffing specialists and the launch of specialist niches in 5 countries**

** before goodwill amortisation*

Strategic Summary

Vedior's priority is to improve profitability and, despite disappointing market conditions during the first quarter, this has been successfully achieved in the UK, US, Belgium, Spain, Australia, Canada, Germany and Argentina.

During this quarter the Group launched new specialist niches in Italy and Finland (healthcare), France (pharmaceutical), Portugal (outplacement) and Turkey (telebusiness). The Group's ability to leverage from established expertise in one international market to grow specialist business units in another market remains a key competitive strength.

Management has continued to focus on cost control. Costs have been reduced through a combination of lower headcount, reduced marketing expense, brand rationalisation in the US, back-office consolidation in the US and Australia, and a series of aggregated purchasing initiatives. The Group continues to identify further areas where costs can be lowered, the additional benefit of which will be felt towards the latter half of 2003.

Vedior continues to reduce its net debt and operating working capital and hence further improve its balance sheet and financial condition.

Financial results for the quarter

Sales for the first quarter decreased by 6% to €1,379 million from €1,471 in the same quarter in 2002. On an organic basis, the decline was 2%. The sales decline gradually improved month on month compared to the equivalent period in 2002.

Gross margin was 18.7% compared to 19.1% in the first quarter of 2002, reflecting lower margins in the US and margin pressure in the Netherlands partly offset by a higher gross margin in the UK.

Operating costs were successfully reduced by 9% to €226 million compared to Q1 2002 reflecting the Group's continuing focus on reducing expenses.

Operating income (income before interest, tax and goodwill amortisation) decreased by 3% to €32 million from €33 million in Q1 2002. On an organic basis, operating income increased by 3%, the first increase since Q2 2001. Operating income was 2.3% of sales, an improvement compared to Q1 2002 (2.2%).

Currency fluctuations decreased sales by 4% and operating income by 7% mainly due to movements in the rate of the Euro compared to the US dollar and sterling.

Earnings per share before goodwill amortisation was ahead of expectations at €0.06 compared to €0.07 in the first quarter of 2002.

Operating working capital decreased by €38 million compared to the fourth quarter of 2002. Net interest bearing assets and liabilities decreased by €62 million compared to year-end 2002 and by €132 million compared to the first quarter of 2002.

Cash flow from operating activities improved to €53 million from €39 million in Q1 2002 reflecting lower working capital needs.

Operating Performance

The following results analysis by geography and industry sector reflects Vedior's new reporting structure that became effective from 1 January 2003.

France
In France, organic sales were almost unchanged compared to 2002. Multi-specialism is beginning to show the desired results by increasing gross margins. Specialist staffing companies increased sales by 9%. Despite increased competition in the healthcare sector, L'Appel Medical reinforced its position as market leader and grew by 29%. The engineering sector also continued to perform well.

United Kingdom
In the UK, performance varied by sector with an overall organic increase of 3%. Education, engineering and healthcare staffing continued to benefit from increased public sector spending. IT and office administration staffing declined but light industrial staffing improved noticeably from 2002 levels.

United States
In the United States, profitability tripled as a result of ongoing cost savings programmes and improved operating efficiencies, despite an organic sales decline of 9% compared to the same period in 2002. The rates of decline for IT and accounting staffing have again eased as they did during successive quarters in 2002. Healthcare staffing which performed strongly during 2002 has weakened in the first quarter of 2003, while light industrial staffing has grown. The Global Managed Services brand that provides managed services for large clients, including leading-edge eProcurement solutions, has exceeded growth expectations.

Management is focused on organic development and anticipates the further launch of specialist brands in a number of markets during 2003, especially within the less cyclical staffing sectors. Despite short-term financing constraints on Vedior's acquisition programme, the longer-term goals remain the improvement of the Group's geographic balance and focus on specialist staffing sectors. Vedior is well positioned to benefit from any future upturn in market conditions.

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our longterm growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2002 sales of €6,154 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 30 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

2 May 2003	Annual General Meeting of Shareholders 2003
6 May 2003	Declared ex payment from reserves
20 May 2003	Publication exchange ratio payment from reserves
26 May 2003	Distribution from reserves made payable
31 July 2003	Publication half- yearly results
30 October 2003	Publication third quarter results
5 February 2004	Publication of annual results 2003
7 May 2004	Annual General Meeting of Shareholders 2004

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Zach Miles, *Vice Chairman*	+31 (0)20 573 5626
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 31 March		
	2003	2002	change in %
Sales	**1,379**	1,471	-6%
Operating income*	**32**	33	-3%
Net income*	**11**	12	-8%
Basic earnings per ordinary share* (in €)	**0.06**	0.07	-14%
Net interest bearing assets and liabilities	**(636)**	(768)	-17%
Operating working capital	**454**	520	-13%

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Three months ended 31 March			
	2003	2002	change in %	organic growth
France	**609**	611	-	-
United States	**118**	160	-26%	-9%
United Kingdom	**175**	186	-6%	3%
Netherlands	**126**	148	-15%	-17%
Rest of Europe	**245**	257	-5%	-
Rest of World	**106**	109	-3%	8%
SALES	**1,379**	1,471	-6%	-2%
France	**13**	13	-	
United States	**3**	1	200%	
United Kingdom	**13**	13	-	
Netherlands	**2**	7	-71%	
Rest of Europe	**-**	(2)	100%	
Rest of World	**4**	4	-	
	35	36	-3%	
Corporate expenses	**(3)**	(3)	-	
OPERATING INCOME*	**32**	33	-3%	

* before goodwill amortisation

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Three months ended 31 March			
	2003	2002	change in %	organic growth
Information Technology	**145**	185	-22%	-11%
Accounting	**55**	68	-19%	-12%
Engineering	**70**	69	1%	7%
Healthcare	**94**	88	7%	12%
Education	**38**	36	6%	13%
Other specialties	**55**	50	10%	12%
Specialty	**457**	496	-8%	-
Traditional	**922**	975	-5%	-3%
SALES	**1,379**	1,471	-6%	-2%
Information Technology	**6**	6	-	
Accounting	**-**	1	-100%	
Engineering	**2**	2	-	
Healthcare	**6**	6	-	
Education	**6**	5	20%	
Other specialties	**1**	-	-	
Specialty	**21**	20	5%	
Traditional	**14**	16	-13%	
	35	36	-3%	
Corporate expenses	**(3)**	(3)		
OPERATING INCOME before goodwill amortisation	**32**	33	-3%	

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 March **2003**	2002	change in %
Sales	**1,379**	1,471	-6%
Cost of sales	**(1,121)**	(1,190)	
Gross profit	**258**	281	-8%
Personnel cost	**(140)**	(153)	
Other operating cost	**(86)**	(95)	
Operating income before goodwill amortisation	**32**	33	-3%
Goodwill amortisation	**(68)**	(67)	
Operating income	**(36)**	(34)	
Financial income and expense (net)	**(12)**	(13)	
Result from ordinary operations before taxes	**(48)**	(47)	
Taxation	**(6)**	(6)	
Result from ordinary operations after taxes	**(54)**	(53)	
Third-party interests	**(3)**	(2)	
Net loss	**(57)**	(55)	
Net income before goodwill amortisation	**11**	12	-8%
Basic loss per ordinary share*	**(0.36)**	(0.35)	
Basic earnings per ordinary share before goodwill amortisation*	**0.06**	0.07	-14%
Diluted earnings per ordinary share before goodwill amortisation*	**0.06**	0.07	-14%

* after preference payments

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 31 March 2003	2002
Operating income before goodwill amortisation	**32**	33
Depreciation	**11**	13
Movement in operating working capital	**25**	16
Movement in provisions	**(2)**	(3)
Cash flow from business activities	**66**	59
Financial income and expenses (net)	**(5)**	(5)
Corporate taxes paid	**(8)**	(15)
Cash flow from operating activities	**53**	39
Cash flow used in investment activities	**(6)**	(35)
Cash flow used in financing activities	**(22)**	(21)
Balance of cash flows	**25**	(17)
Balance of cash at 1 January	**65**	85
Effects of currency translation	**-**	(1)
Balance of cash at 31 March	**90**	67
Short-term debt	**(107)**	(33)
Short-term interest bearing assets and liabilities	**(17)**	34

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ in millions	**31 March 2003**	31 December 2002	31 March 2002
Fixed assets			
Intangible fixed assets	**1,015**	1,082	1,256
Tangible fixed assets	**126**	134	164
Financial fixed assets	**43**	45	36
	1,184	1,261	1,456
Operating working capital	**454**	492	520
Short-term interest bearing assets and liabilities	**(17)**	(42)	34
	1,621	1,711	2,010
Financed by:			
Long-term liabilities	**625**	662	802
Provisions	**43**	46	66
Group equity			
Shareholders' equity	**890**	943	1,084
Minority interests	**63**	60	58
	953	1,003	1,142
	1,621	1,711	2,010

Statement of movements in Shareholder's equity:

	2003		2002
Position as at 1 January	**943**		1,146
Net loss	**(57)**		(55)
Equity issue	**1**		2
Exchange rate differences	**3**		(9)
Position as at 31 March	**890**		1,084

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2002 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.


Vedior

Amsterdam, the Netherlands

Vedior NV announces decision to appoint new Chairman of the Board of Management

For release at 7.00am on 2 May 2003

Vedior announces the decision of the Supervisory Board to appoint Zach Miles as Chairman of Vedior's Board of Management upon the planned retirement of the current Chairman, Tony Martin, in February 2004.

The appointment will provide Vedior with both continuity and experience. Mr Miles has over 15 years' experience within the staffing industry, is well known to the financial community, and well respected by his colleagues.

Mr Miles currently holds the role of Vice Chairman where he is responsible for mergers and acquisitions, business development, corporate administration, corporate planning, and investor relations. He served as Chief Financial Officer from December 1999 (upon Vedior's acquisition of Select Appointments) until October 2001. Prior to that, he had been Chief Financial Officer of Select Appointments since 1988.

Between now and February 2004, Mr Miles will gradually assume the responsibilities of Chairman in order to facilitate a smooth transition when Mr Martin retires.

Together with the changes made last year to the Board of Management and reporting lines, Vedior has the right structure, strategy and management team in place to enable the Group to outperform its peers over the coming years.

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future strategies. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause results to differ materially from those expressed in, or suggested by these forward-looking statements.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:
With annual 2002 sales of €6,154 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 30 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

6 February 2003	Publication of annual results 2002
2 May 2003	Publication of first quarter 2003 results
2 May 2003	Annual General Meeting of Shareholders 2003
6 May 2003	Declared ex payment from reserves
20 May 2003	Publication exchange ratio payment from reserves
26 May 2003	Distribution from reserves made payable
31 July 2003	Publication half- yearly results
30 October 2003	Publication third quarter results
5 February 2004	Publication of annual results 2003
7 May 2004	Annual General Meeting of Shareholders 2004

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Zach Miles, *Vice Chairman*	+31 (0)20 573 5626
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609